Exhibit 99.1

FOR IMMEDIATE RELEASE

SGOCO GROUP, LTD. APPOINTS DAVID XU AS CHIEF FINANCIAL OFFICER

Beijing, China    August 5, 2011    SGOCO Group, Ltd. (NASDAQ: “SGOCO”), a company focused on building its own brands and retail distribution network in the Chinese flat panel display market, including monitors, TVs, and application specific products, today announced that David Xu has been appointed Chief Financial Officer and Head of its Beijing Office.

David Xu’ s career in finance and accounting spans nearly 20 years in both Asia and North America.  His experience includes leading finance and risk management positions with some of the world’s -known organizations best such as General Electric and Yum! Brands.  His nearly 10 years in GE includes Six Sigma Black Belt experience leading large scale strategic projects.  He most recently served as CFO of China Maple Leaf Educational Systems and prior to that, he was CFO of the World Bank IFC/CUNA Mutual Insurance joint venture company.  Mr. Xu has also acted as an independent financial reporting consultant advising clients including Manulife Financial, Zurich Financial Services and TD Bank Financial Group.  Mr. Xu holds an MBA in Corporate Finance from University of Illinois at Chicago and a Bachelor’sEnglish in and American Literature from Beijing Normal University.

“David brings the CFO -on experience expertise  in risk management and and hands  financial reporting of Fortune 500 companies," said Mr. Or, SGOCO’s President and CEO. "His strong combination of skills and experience will be an important addition to our executive management team and will support his success as CFO of SGOCO, a financially solid, fast-growing, marketing-driven company with multiple channels, multiple brands, and with a strong focus on retail distribution."

About SGOCO Group, Ltd.
SGOCO Group, Ltd. is focused on building its own brands and retail distribution network in the flat panel display market, including monitors, TVs, and application specific products.  With a network of hundreds of SGOCO Image branded retail partners, the Company is rapidly expanding in China’s   For tier  more information 3 and  about tier  SGOCO, please 4 visit http://www.sgocogroup.com.

For investor and media inquiries, please contact:
SGOCO Group, Ltd. (China)	The Equity Group Inc. (US)
Bill Krolicki	Lena Cati
VP of Finance	Tel: 212 836-9611 / lcati@equityny.com
Tel: + 86-10-8587-0170	Linda Latman
Email: bill@sgoco.com	Tel: 212 836-9609 / llatman@equityny.com